AEP Texas Inc.
1 Riverside Plaza
Columbus, Ohio 43215

September 5, 2019

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Katherine Hsu—Structured Finance
Lulu Cheng—Structured Finance

Re:	AEP Texas Inc.
AEP Texas Restoration Funding LLC
Registration Statement on Form SF-1
File Nos. 333-232430 and 333-232430-01

Dear Ms. Hsu and Ms. Cheng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, AEP Texas Inc. (“AEP”) and AEP Texas Restoration Funding LLC (together with AEP, the “Registrants”), hereby request that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 8:30 a.m. Eastern Time on September 9, 2019, or as soon as possible thereafter.

Please call Jeannette Arazi of Sidley Austin LLP at (312) 853-7284 as soon as the registration statement has been declared effective.

Very truly yours,

AEP Texas Inc.

By:	/s/ Thomas G. Berkemeyer
Name:	Thomas G. Berkemeyer
Title:	Assistant Secretary

cc:          Jeannette K. Arazi, Sidley Austin LLP